Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements No. 333-183455, No. 333-190088 and No. 333-258070 on Form S-8 of our report dated February 29, 2024, relating to the consolidated financial statements of Tile Shop Holdings, Inc. and Subsidiaries (the Company), and the effectiveness of the Company’s internal control over financial reporting (on which our report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2023.

/s/ RSM US LLP

Minneapolis, Minnesota

February 29, 2024